Hypo Real Estate
GROUP

[redacted]

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 29 October 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

Enclosures

14 October 2008	Press release: Hypo Real Estate Holding AG: Supervisory Board commissions legal enquiry
21 October 2008	Press release: Further changes in the management structure of Hypo Real Estate Group
29 October 2008	Ad hoc announcement: Liquidity facilities and Financial Markets Stabilisation Fund

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Prof. Dr. Klaus Pohle
Board of Management Dr. Axel Wieandt (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Dr. Kai Wilhelm Franzmeyer, Thomas Glynn,
Dr. Robert Grassinger, Frank Krings,
Frank Lamby, Bettina von Oesterreich

RECEIVED
2008 OCT 31 A 10:05

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Holding AG: Supervisory Board commissions legal enquiry

Munich, 14 October 2008 – The Supervisory Board of Hypo Real Estate Holding AG has retained Milbank Tweed Hadley McCloy LLP, to examine a possible breach of duty by former Board Members Mr. Georg Funke and Mr. Bo Heide-Ottosen.

The Chairman of the Supervisory Board, **Professor Dr. Klaus Pohle stated**: "In the interest of the company and all concerned, the Supervisory Board has decided on an enquiry - the outcome of which remains open - by an independent and notable legal firm."

Press Contact:

Hans Obermeier
Tel.: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
E-Mail: hans.obermeier@hyporealestate.com

Oliver Gruß
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

RECEIVED
2009 OCT 31 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypo Real Estate
GROUP

Press release

Further changes in the management structure of Hypo Real Estate Group

- **Cyril Dunne focusses solely on management of DEPFA Bank plc as CEO**
- **Frank Krings is appointed Chief Operating Officer in the Holding Management Board**

Munich, 21 October 2008 – The Supervisory and Management Boards of Hypo Real Estate Holding AG have decided on further measures to advance the leadership structure of the Group. Cyril Dunne, until now Chief Operating Officer (COO) of Hypo Real Estate Group and, since September 2008, also Chief Executive Officer (CEO) of DEPFA Bank plc, will in future concentrate fully on the role of CEO of DEPFA Bank. Frank Krings (36) has been appointed by the Supervisory Board to the Management Board of Hypo Real Estate Holding AG with immediate effect and takes over the position of Chief Operating Officer.

CEO Dr. Axel Wieandt stated: "The management of DEPFA is of crucial importance in the realignment of Hypo Real Estate Group. Cyril Dunne has both vast experience and expertise as well as excellent contacts to the governing and regulatory authorities in Ireland, which are especially important in dealing with the financial crisis. Furthermore, his willingness to concentrate on the role of CEO of DEPFA Bank plc strengthens the Corporate Governance structures of the Group as a whole. At the same time I am very pleased that, in Frank Krings, we have gained an excellent new COO for Hypo Real Estate Group."

Qualified in business administration and engineering, Mr. Krings has been Chief Operating Officer Europe of the Deutsche Bank group since 2004 as well as a member of the Management Committee Germany. He has also been a member of the statutory boards of Deutsche Bank's banking

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

subsidiaries in Italy, Spain and Portugal. From 1999 to 2004 he worked in Deutsche Bank's Corporate Development staff department focusing on corporate M&A advisory, strategy development and corporate restructuring.

Professor Dr. Klaus Pohle, Chairman of the Supervisory Board of Hypo Real Estate Holding AG, stated: "It is very gratifying that, in the realignment process of Hypo Real Estate Group, the Management Board is strengthened by Frank Krings, a proven and internationally versed banking expert, as Chief Operating Officer."

Press Contact:

Hans Obermeier
Tel.: +49 (0)89 203007 787
Fax: +49 (0)89 203007 772
E-Mail: hans.obermeier@hyporealestate.com

Oliver Gruß
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail: oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Munich, 29.10.2008: Release of an Ad hoc announcement according to § 15 WpHG

Hypo Real Estate Holding AG:

Liquidity facilities and Financial Markets Stabilisation Fund

The contractual arrangements with a German finance sector consortium, Deutsche Bundesbank and the German Ministry of Finance regarding the liquidity lines totalling EUR 50bln, as announced on 6 October 2008, are currently in the final stages of negotiation. The liquidity lines are to be made fully available by mid-November.

To cover Hypo Real Estate Group's short-term liquidity requirements in the meantime, also against the background of recent market developments, the Group yesterday submitted an application to the Financial Markets Stabilisation Fund (*Sonderfonds Finanzmarktstabilisierung* – "SoFFin") for a guarantee with respect to a provision of EUR 15bln of liquidity by Deutsche Bundesbank. A decision is expected shortly.

Furthermore, the Group will submit an application to SoFFin for additional comprehensive support, including potential capitalisation measures. The utilisation of the Fund is expected to cover the Group's additional funding requirements once the liquidity facilities extended by the consortium have been disbursed, thus providing the basis for the medium-term re-positioning of the Group.

END